

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 1, 2017

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re:** **Live Nation Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Form 8-K furnished February 23, 2017**
> **File No. 001-32601**

Dear Ms. Willard:

We have reviewed your April 18, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished February 23, 2017

Exhibit 99.1

Reconciliation of Non-GAAP Measures to their Most Directly Comparable GAAP Measures (Unaudited), page 8

1. We note your response to prior comment 2. However, since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures and your definition of free cash flow differs from the typical definition per Question 102.07 of the May 2016 C&DI on non-GAAP measures, we continue to believe you should retitle this measure to adjusted free cash flow or something similar. Please appropriately retitle the measure and advise.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure